
03005212

PANHANDLE ROYALTY COMPANY

2002 ANNUAL REPORT



Letter to Shareholders

Fiscal 2002 was a great year of assimilation and contrast for Panhandle. The assimilation of Wood Oil Company into Panhandle has taken all year and is still underway in some areas. The contrasts are that the Company again set records in some areas, such as revenue, production and reserves, while having decreased net income. The new record areas were because of the additions created by the Wood acquisition and continued steady growth from successful new wells. The lower net income was principally due to increased non-cash depreciation, depletion and amortization costs on both Panhandle's and Wood's properties, interest on the Wood acquisition debt and temporary additional general and administrative (G&A) costs associated with the physical integration of the two companies. For internal purposes, we continue to operate Wood Oil Company as a wholly owned subsidiary. The G&A expenses are much less than the companies incurred last year as two separate entities. By combining the companies operationally and financially we have reduced employees from 18 to 14, combined two offices into one, sold the Wood building and reduced items in many smaller areas, such as eliminating duplicate insurance policies, telephone systems, utilities, etc.



Jerry L. Smith

Panhandle financials indicate the contrasts resulting from our major acquisition. The dichotomy is revenues of $13,591,397 were up 6.2%, setting a new Company record, while the net income was 92% lower at $343,059 or 16 cents per share. Other areas where new records were set are: Assets increased 77% to $44,837,060; Gas reserves increased 66% to 29,309,000 MCF; Oil reserves increased 65% to 1,115,205 barrels; Net equivalent cubic feet of gas reserves (6,000/1 conversion) increased 66% to 36,000,230 MCFE; Undiscounted future net revenue from oil and gas reserves increased 163% to $94,654,000, while the 10% discounted value of these reserves increased 154% to $61,354,000; Fee mineral ownership increased 37% to 260,035 net acres in 23 states; Leasehold increased 105% to 16,182 net acres with 70% being held by production.

Gas price for the first eight months production was considerably lower than that received in fiscal 2001, but began increasing monthly after May 2002, to an average for the year of $2.59 per MCF or 46% less. Oil price was $22.48 per barrel, a decrease of 20%. Though oil and gas volume increased significantly, these drastic cuts in price reduced free cash flow available for participation in new wells after debt service. We were fortunate in that well costs also decreased between 20% and 40% depending upon location and operator. Thus, by spending $6,967,767 or 27% less than fiscal 2001, we were still able to participate in all wells that met our risk criteria on fee minerals and pre-existing leasehold. We did decide to not take an interest in any new "outside" prospects unless they were a direct offset extension to an existing producer where



we had an interest. Most of the wells drilled on Wood ownership were located on leasehold previously owned by Wood. The success rate for all wells where we had an interest was 85%. Reserves added from new wells completed and proven offset locations replaced 131% of production on a barrel of oil equivalent basis. Some of these reserves were produced during the year from wells completed early in the year. We exceeded our self imposed goal of a 2.5 to 1 estimated return on investment (ROI) in new wells completed during the year. The ROI was $2.81 for each dollar invested in these wells including all costs associated with dry holes.

We anticipate fiscal 2003 drilling to grow due to the increasing price received for our natural gas. The Company now receives over 80% of its revenue from natural gas. Increased drilling and price with a near 85% drilling success, larger working interest in some wells, a larger spread of fee minerals where we may participate in wells and several areas of significant development drilling on existing leasehold and fee minerals are opportunities for growth that we intend to pursue. We will continue to pay down our term debt during fiscal 2003. In those months when more wells are proposed than there is available cash flow, we intend to utilize our $5,000,000 line-of-credit.



HW Peace II

The integration of Wood Oil Company into Panhandle will last at least until mid-2003 when we expect to have all computer systems, software and files integrated. Though your Company is still a "mini cap" by Wall Street standards, the Wood acquisition has nearly doubled our size. This provides excellent opportunities for sustained growth at a much greater level than in the past. We will make every effort to capitalize on our good fortune and increase reserves and production which increases your underlying value in the Company. This was recognized in July/August 2002 by *Fortune Small Business Magazine* naming Panhandle as the 10th fastest growing public small business company in the United States. *The Daily Oklahoman* newspaper recognized us as the sixth most successful public company of any size in the state of Oklahoma. The reasons for this recognition are described in more detail in the following pages.

Jerry L. Smith
Chairman

HW Peace II
President and
Chief Executive Officer

A Rich Legacy in Oklahoma Oil
Shareholder Spotlight – Ronald L. Mercer

Oklahomans have long claimed oil and gas as a unique part of their origins and identity. Whether individuals have worked the land, participated in the actual drilling, lost their livelihoods in the '81 bust or just lived in an area that was heavily saturated with oil rigs, one could barely grow up in this state without some association to this industry. Few have the longevity of connection with this business that shareholder Ron Mercer can claim.

This native Oklahoman grew up in Taloga, Oklahoma, in Dewey County where his family owned and ran a cattle ranch. One of ten children, Ron recalls his father would sell a cow or calf to make ends meet. "We thought we were poor back then," laughed Ron.

The value of the land superseded any of their expectations. The first significant well on their property was drilled in 1950. Many times his father would say, "you will never get ahead unless you have something working for you while you are sleeping," referring, of course, to their cattle and wheat. Later, when Ron's father passed away, the estate had grown to 1,640 acres of land including mineral rights. Each child inherited 160 acres. For many years after his father was gone, his brother took over the operation of the land.

Ron, at the time, was working with Xerox Corporation. He is the retired president of Xerox Canada, Inc. Prior to his retirement at Xerox, he oversaw all sales, service and administrative activities as Senior Vice President of Field Operations over the continental U.S. Not allowing any of his family's land or mineral rights to slip away in 1994 with his mother's death, Ron purchased all of her Panhandle shares from her trust. Both a savvy businessman and a strong believer in investments, Ron Mercer continued to hold and grow his shares in this company. Just as his father impressed on him, he was making sure his investments were working for him.

He has twice been appointed to the Oklahoma Futures Board by Governor Frank Keating, chairing in his most recent appointment. Keating also named Ron to the Department of Human Services Commission where he chairs the finance committee. He is currently the vice chairman of the Oklahoma City Christian Leadership Foundation, Chair of the Southern Nazarene University Foundation and a trustee of the Children's Center in Bethany, First Fidelity Bank of Oklahoma City, The Bethany Foundation and the West 44th Street Foundation in New York City.

Ronald L. Mercer

After Xerox, Ron supposedly retired and moved back to Oklahoma with his wife of 49 years. With a never-ending supply of energy and a hard work ethic that stems from his ranching days in Taloga, Ron wasn't able to retire. An opportunity presented itself and Ron established his second career by creating the Mercer-Adams Funeral Service in Bethany. Mercer-Adams is one of only a handful of funeral homes across the country that is family-owned and operated. This business has given Ron the opportunity to work with his son and daughter as they take part in one of the fastest-growing businesses in Bethany.

This humble, quick-witted man with a quietly contagious presence is both a visionary and a long-term strategist. He must have had an idea of the future of Panhandle Royalty as he had the wherewithal to keep the shares he inherited and, when the opportunity arose, purchase more. A lover of Oklahoma and the people here, Ron is passionate about creating a better state for his children and his grandchildren. Both politically and economically involved, his work continues to improve this state. Panhandle Royalty Company is proud to have a shareholder like Ron as a representative of the many current stockholders who are descendants of long time or original shareholders.

2002 Operational Highlights

Fiscal 2002 was a year of decreased drilling for the industry except for Panhandle. The October 1, 2001, acquisition of Wood Oil Company greatly enlarged the scope of potential operations, as can be seen by the table below. About as many wells were proposed or drilled as were during the boom year of 2001. There were a total of 446 wells in all categories of working and royalty interests at year-end, or one(1) more than last year. Actual operations (drilling, testing, completed) occurred on 289 of these wells, or two(2) more than 2001. Two hundred and twenty-eight were completed with 193 being producers for a success rate of 85%. Again, a majority (77%) of the producers were gas wells. These gas well completions continue to emphasize the "gas company" nature of Panhandle's production where now over 80% of revenue is derived from natural gas. Working interests varied from less than 1% to 16.5% with average working interest being 5.45% and the average net revenue interest being 88% of the working interest. For the strictly royalty interest wells where we have no working interest, Panhandle averages receiving 0.77% of the wells revenue.

Due to reduced cash flow available for participation in new wells and numerous well proposals on existing minerals and leasehold, the Company elected to not take an interest in newly proposed "outside" prospects during fiscal 2002. There were still a total of 74 working interest wells on previously acquired leasehold or 56% of the completed working interest wells. Of this total, 54 were Wood Oil Company wells. Thirteen of the "outside" wells were wildcats (exploratory) with only three of those being dry holes. The increase of 23 "outside" working interest wells over the number in fiscal 2001 is due to essentially all of the wells which were on Wood properties being on pre-existing leasehold rather than their mineral holdings. The great majority of wells drilled on pre-existing Panhandle properties were on its fee minerals. Actual net cost to Panhandle for all wells completed during fiscal 2002 was $5,725,721, including any seismic and leasehold cost. Additional monies were spent during the year for wells that were still drilling, testing or to commence early in fiscal 2003. Those costs are included in the financials, but not in the fiscal 2002 completed well costs.

WORKING INTEREST WELLS

	2002	*2001*	*2000*
Pending & Scheduled	99	93	65
Drilling	11	14	9
Testing	22	17	18
Producing	105	106	49
	(20 oil, 85 gas)	*(20 oil, 86 gas)*	*(9 oil, 40 gas)*
Dry Holes	26	25	9
Totals	263	255	150

ROYALTY INTEREST WELLS

	2002	*2001*	*2000*
Pending & Scheduled	58	65	67
Drilling	7	4	10
Testing	21	20	22
Producing	88	94	50
	(24 oil, 64 gas)	*(12 oil, 82 gas)*	*(14 oil, 36 gas)*
Dry Holes	9	7	1
Totals	183	190	150


PANHANDLE
ROYALTY
COMPANY

Several areas of concentrated significant drilling which added reserves and will continue to add new reserves in future years are described below. These areas are where a significant portion of fiscal 2003 drilling funds will be expended and should continue to add future reserves. Five such areas are described.

The Mayfield Area -

is located in northwestern Beckham County, Oklahoma, immediately east of the Texas Panhandle. This is currently the area of deepest drilling within the Anadarko basin. Most wells are being drilled for approximately 16,500- to 20,500-foot deep Morrow/Springer Pennsylvanian age sands. It is also an area which has 25,000-foot deep Devonian age Hunton Carbonate reservoirs that produce, but new wells costing over $15,000,000 with potential reserves exceeding 20 BCFG have been considered marginal until gas price exceeds $4.00 per MCF. Reserves for the Morrow/Springer wells are approximately 10 BCFG per well and completed well costs are in the $4,500,000 to $5,000,000 range. In 2002, Panhandle had a working interest in two of these completed producing wells and a royalty interest in another. There were two wells drilling at fiscal year-end and we anticipate at least four more to commence in 2003, with the potential for at least another dozen in future

MAYFIELD
Beckham Co. & Roger Mills Co., Oklahoma
Generalized Morrow Structure

Roger Mills Co.
Beckham Co.
11N
10N
26W
25W
24W

LEGEND

2002 Wells Completed, Drilling or Tested
Pre 2002 Cleveland Producers
2003 Wells Permitted or Proposed
Potential 2003 Locations
Springer Formation Producer
Deese Formation Producer
Panhandle Minerals
Panhandle Leasehold
Wood Oil Acreage
Oil Wells
Dry Wells
Gas Wells
Township Line
County Line
Fault Line
Shale Interval Deleted

MORROW SANDS
MW A
MW C
SQUAW BELLY
BRUNER SD
CROOK SD

MAYFIELD
Beckham Co., Oklahoma
Sec. 25-11N-26W

Sanguine, Ltd.
Emily B #1-25

Completed 2-5-02
CAOF
28,680 MCFD


CHEROKEE CARBONATE WASH PLAY
Beckham Co. & Roger Mills Co., Oklahoma
12N
11N
10N
24W
23W
22W
Roger Mills Co.
Beckham Co.
CARBONATE WASH
MIDDLE WASH
LOWER WASH
CHEROKEE
CARBONATE
WASH PLAY
Roger Mills Co., Oklahoma
Sec. 6-11N-23W
JMA ENERGY
Jones #4-6
Completed 10-21-02
IPF 2,100 MCFD
FTP 1,000#

years. The nearby map plat indicates our mineral ownership. The type log of the Emily "B" No. 1-25 well shows the multiple pay sands from which there was a 28,680 MCF per day calculated open flow completion. Panhandle's interest in these wells will vary by section between approximately 1% to 10%.

Additional shallower producing reservoirs have been found in the Morrow/Springer wells and are behind casing in most wells to be tested when the current reservoirs are depleted. However, with current gas demand increasing, operators are now beginning to drill separate wells for these 14,000- to 15,000-foot deep Pennsylvanian Granite wash reservoir objectives. Panhandle had an approximate 1% working interest in the Tyler No. 1-25 completed in the Granite wash in May 2002 for about 2,100 MCF per day and 25 barrels of condensate. Another Granite wash well was drilling at year-end. These wells are expected to ultimately produce 3 to 4 BCF each at a completed cost of approximately $2,000,000. There could easily be more than a dozen wells in future years on Company minerals at $3.00/MCF or better gas price.

The Cherokee Carbonate Wash Trend (Play) -

is located just north of the Mayfield area in Roger Mills and Beckham Counties, Oklahoma, within the Anadarko basin. The Trend is a northwest/southeast area currently extending for about 12 miles with a width of two to three miles. The reservoir is composed of porous and fractured reworked Ordovician dolomite deposited during middle Pennsylvanian time. It was eroded from the rising Wichita mountains to the south and deposited at the same time as the prolific Prue, Skinner and Red Fork Cherokee sands were deposited immediately to the north. The adjacent map plat indicates the location of sections where Panhandle either has fee ownership or leasehold. Panhandle had six working interest and four royalty interest wells completed here during fiscal 2002, with interests ranging between 1% and 6.25% per well. There were three wells drilling at fiscal year-end and we expect up to 10 more to be drilled in 2003. There is potential for perhaps 40 additional wells at some time in the future if well density is one per 160 acres. Below is a schematic of the Jones No. 4-6 well log indicating how the Carbonate wash appears at depths between 14,000 to 15,000 feet. Ultimate reserves per well range between 2 to 3.5 BCF of gas. Well costs are in $1,250,000 to $1,500,000 range.

In this same area, sporadic drilling during the 1980's also found deeper production in the stratigraphic upper Morrow Pennsylvanian sands between 17,000 to 19,000 feet. Those wells have made usually between 4 BCF and 15 BCF of gas. Operators are now utilizing new 3-D seismic to locate these potential sands at a lower risk. We anticipate some future wells to be proposed at costs of $4,000,000 to $4,500,000 per well.

The Cherokee Sand Trend -

of Roger Mills, Custer, northeastern Beckham and northern Washita Counties, Oklahoma, is within the Anadarko basin immediately north and east of the Cherokee Carbonate Wash Trend. This area has been Panhandle's bread and butter gas producing area for the past 25 years. It is an area where sands were deposited as stratigraphic trap reservoirs during the middle Pennsylvanian age by streams transporting the sands to the area from far to the northeast. Originally it was thought these were continuous sand bodies and one well per section would drain the reservoir.

As drilling progressed, it was found most of the sands were in the shape of a pod

2 5 4 10

2
Completed 11-91
IPF 1,668 MCFD
10 BOPD
Cum 1.96 B
8,714 BO
UER 2.84 B
12,400

5
Completed 2-95
IPF 2,455 M/D
15 BOPD
Cum 1.1 B
5,000 BO
UER 1.7 B
7,400 BO

4
Completed 10-92
IPF 2,019 MCFD
Cum 2.7 B
13,290 BO
UER 4.1 B
19,600 BO

10
Completed 6-7-02
IPF 1,172 MCFD
3 BOPD

EL PASO – HUGHES LEASE
Roger Mills Co., Oklahoma
17-14N-21W

NW-SE X SEC 17-14N-21W



EL PASO – HUGHES LEASE
Roger Mills Co., Oklahoma
Sec. 17–14N–21W
Contours = Red Fork Sand Porosity Trend
2
5
4
10
17
14N
20
21W

which individually covered an area of 40 to 160 acres. Within a several hundred foot interval, up to eight or nine of these pods could be stacked one above the other and not connected laterally or vertically, but separated by impervious shales. Those pods with porosity contain gas and little or no water. To develop and produce all these pods now requires multiple wells in each section.

An extreme example of infill drilling for the Cherokee Red Fork sand pods is shown by the adjacent Hughes Lease map. This map covers one 640-acre section where the cumulative thickness of all the porous sands exceed 100 feet. A diagrammatic cross section is drawn from NW to SE on the map and shown by the well logs of four wells. As can be seen, these four wells in a horizontal line of 3,000-foot length have multiple pods with individual well ultimate reserves of 1.7 to 4.1 BCF, plus some condensate. The operator's engineers have testified at the Oklahoma Corporation Commission that approximately 58 BCF of recoverable gas is present within this section. Average reserves per well are about 2.2 BCF at 13,500' depth, with completed well cost being approximately $1,250,000. There were five new wells completed in this section during 2002 and the operator has received approval from the Corporation Commission to drill three additional wells in 2003, bringing the total to 17. Panhandle has a 4.7% working interest and a 5.6% net revenue interest in these wells, plus, that or larger interests in four direct offsetting sections, where there are currently only two to four wells per section.

Panhandle participated in 13 working interest completions and five royalty interest completions during fiscal 2002 within the Cherokee Sand Trend. There were an additional seven wells drilling or testing at year-end where Panhandle had an interest. Panhandle has a fee mineral ownership in more than 350 sections within this trend, plus leases in an additional 17 sections. We anticipate 15 to 20 wells or more per year for the next 10 to 20 years before this Cherokee Trend is completely developed. There is also deeper Upper Morrow and ultra deep Hunton reservoir potential, plus shallower stratigraphic Tonkawa and Cleveland reservoirs. As we stated earlier, this is our "bread and butter" area and will continue to be discussed year after year in these reports.

LEGEND

2002 Wells Completed, Drilling or Tested	Wood Oil Acreage
Pre 2002 Cleveland Producers	Oil Wells
2003 Wells Permitted or Proposed	Dry Wells
Potential 2003 Locations	Gas Wells
Springer Formation Producer	Township Line
Deese Formation Producer	County Line
Panhandle Minerals	Fault Line
Panhandle Leasehold	Shale Interval Deleted

The Tullis Prospect -

is located just to the northeast of the Cherokee Sand Trend in far southwest Dewey County, Oklahoma, on the middle Pennsylvanian age Anadarko basin shelf edge. The principal reservoir is a lower Cleveland sand channel that extends in an east-west direction as shown on the nearby map. This channel is as narrow as a 1/2 mile and as wide as two miles along its length. Its current producing length is about 10 miles. At points along its axis, more than 60 feet of


PANHANDLE
ROYALTY
COMPANY


TULLIS PROSPECT
Dewey Co., Oklahoma
16N
15N
20W
19W


TULLIS PROSPECT
Dewey Co., Oklahoma
SW/4 30-16N-19W
JMA ENERGY
C. Robertson #1-30
LOWER
CLEVELAND
SAND
57' NET SD
Completed 2-02
IPF 3,591 MCFD
100 BCPD

porous, permeable and oil and gas productive sand are present. It is located at about 9,800 feet depth. Completed wells cost $750,000 to $850,000, with reserves ranging from 1 BCF to 3.5 BCF of gas and up to 60,000 barrels of oil depending upon the well's location within the channel.

Panhandle had a 10% to 12% working interest from leasehold in the solid yellow colored sections from "outside prospects" it had taken mostly for deeper objectives three years ago. Wood Oil Company had a 10% to 12% working interest in all the outlined darker yellow sections, from an "outside prospect" it had taken two years ago. The acquisition of Wood gave Panhandle an average 11.5% working interest in all the wells. Thirteen were completed in fiscal 2002 and two were drilling at year-end and five others were scheduled to commence by January 1, 2003. We anticipate a total of 13 to 15 new wells in fiscal 2003, and the potential for another 12 later as the field is developed on a mostly 160-acre drainage pattern.

While drilling for the lower Cleveland objective, most wells have encountered stratigraphic marine bar sands in the upper Pennsylvanian Tonkawa sands at about 8,000 feet depth. One of fiscal 2002's thirteen completions was a well drilled just for this reservoir at a cost of approximately $500,000. This well is producing about 750 MCF per day and should ultimately make between 0.8 and 1 BCF of gas. At $3.00/MCF these wells are quite economic. We anticipate the Tonkawa to be developed mostly upon completion of drilling for the lower Cleveland sand. As long as gas price remains above $3.00/MCF this Tonkawa development should continue with as many Tonkawa wells as there are lower Cleveland wells.

This new lower Cleveland and Tonkawa field is an example of why Oklahoma continues to be one of the top drilling and producing states in the nation even though hundreds of thousands of wells have previously been drilled. There remain multiple stratigraphic trap objectives that are economical at $3.00 gas price while higher prices will open up more deep stratigraphic and structural trap drilling for reservoirs that are now easier to locate with new technology such as 3-D seismic and horizontal boreholes.


CEMENT PROSPECT
Caddo, Oklahoma
Generalized Structure
6N
5N
10W
9W
8W

The Cement Prospect -

is located in the southeastern end of the Anadarko basin about 100 miles from Tullis Prospect and 60 miles southwest of Oklahoma City in Caddo and Grady Counties, Oklahoma. It is a prospect inherited from Wood Oil Company in the acquisition. As can be seen from the adjacent generalized structure map at Mississippian age Springer depth the field is a WNW-ESE trending faulted anticlinal structure. Original shallow production was found on this huge 12 mile long structure in the World War I era. It has produced since then from depths as shallow as 400 feet to 15,000 feet. The map indicates many of the shallow wells as green circles. New development drilling for stratigraphic Pennsylvanian sands trapped by small faults began in the 1990's and that was followed recently by deeper Springer sand tests along the north bounding faults. The Springer sands shown on the Snowball No. 1 type log are prolific producers from depths of 15,000 feet to 17,500 feet depending upon location on the structure. These wells cost

LEGEND

- 2002 Wells Completed, Drilling or Tested
- Pre 2002 Cleveland Producers
- 2003 Wells Permitted or Proposed
- Potential 2003 Locations
- Springer Formation Producer
- Deese Formation Producer
- Panhandle Minerals
- Panhandle Leasehold
- Wood Oil Acreage
- Oil Wells
- Dry Wells
- Gas Wells
- Township Line
- County Line
- Fault Line
- Shale Interval Deleted



2002 Significant Drilling Areas


SPRINGER SANDS
CUNNINGHAM
BRITT
BOATWRIGHT
WALMSLEY
CEMENT PROSPECT
Caddo Co., Oklahoma
Sec 28-6N-10W
Completed 9-8-02
Selling 40,183 MCFD
185 BCPD

$4,000,000 or more to drill and complete but have ultimate reserves as high as 25 BCF of gas. During its first month of production, the Snowball sold over 40,000 MCF and 100 plus barrels of oil per day while testing from only one of the four potential pay sands.

Panhandle's working interest in the Snowball No.1 through its Wood Oil Company subsidiary is only 1.5%, but is adjacent to sections where interests range from 4.5% to 10%. Two of these higher interest sections have had wells proposed and scheduled for fiscal 2003. We anticipate at least two more during 2003, plus the potential for at least four more in future years.

The shallower Pennsylvanian sands are no slouches either. The 14% working interest No. 1 Johnson was completed from the Culp sand late in fiscal 2002 at rates as high as 6,400 MCF and 80 barrels of condensate. There are at least 10 additional locations for the Culp and other shallow sands above 8,500 feet depth.

The five significant activity areas noted above will continue to be significant in fiscal 2003 and for several years to come. Panhandle's diverse mineral ownership with the addition of Wood Oil Company minerals will not only provide us numerous other areas of drilling in Oklahoma, but also strengthen our ability to participate in west Texas and east Texas drilling. There were many other wells drilled where Panhandle had a fee mineral interest during fiscal 2002. The possibility of some of these becoming a significant area in the future is high, as can be seen by comparing descriptions of the changing significant areas described in the past three annual reports. Panhandle's minerals and lease holdings in Oklahoma have allowed the Company to have an interest in 7% to 9% of all Oklahoma wells over the past few years. Well data accumulated from this activity provide an ever increasing geologic and reservoir knowledge of where to participate in future wells and where to acquire new fee minerals ahead of future drilling.


10 to

20


PANHANDLE
ROYALTY
COMPANY

Reserves

Considerable proven oil and gas reserves were added during fiscal 2002 based upon three significant factors: 1) acquisition of Wood Oil Company on October 1, 2001; 2) continued addition of new reserves from drilling during the year which exceeded fiscal 2002 production; and 3) a 72% increase in gas price and a 15% increase in oil price, as compared to prices utilized for September 30, 2001, reserve calculations.

These three items caused a 66% increase of proven gas reserves to 29.309 billion cubic feet (BCF) while proven oil reserves increased 65% to 1,115,205 barrels. Net equivalent barrel reserves of oil (using a 6,000 cubic foot/1 barrel conversion) were 6,000,105 barrels (BOE). Undiscounted and 10 percent discounted future net revenues after deductions for operating costs and production taxes were $94,654,000 and $61,354,000 respectively. These volumes and values were determined utilizing September 30, 2002, unescalated average pricing of $3.12 per MCF and $27.76 per barrel.

By far the largest addition to reserves came from the Wood Oil Company acquisition, however, new wells completed during the year more than replaced the year's gas production and total production on a BOE basis. Those new producers and some proven undeveloped offsets added over 5.635 BCFG and 82,181 barrels of oil or 1,021,452 BOE, a 131% replacement of the 782,028 BOE (3.897 BCFG and 132,514 barrels) produced during the year. Several of these wells were completed early enough in the year that a portion of their ultimate reserves were produced and are included in the above production numbers.

Should the year-end price of oil and gas remain flat for the life of the new wells production, after deductions for lease operating expense and production tax, Panhandle's ultimate return on investment (ROI) for drilling these new wells, should be approximately $2.81 for each dollar spent.


Barrels of Oil Reserves/Production
Reserve Barrels
Production Barrels
1,260,000
1,120,000
980,000
840,000
700,000
560,000
420,000
280,000
140,000
0
139,500
124,000
108,500
93,000
77,500
62,000
46,500
31,000
15,500
0
1998
1999
2000
2001
2002
Reserves
Production


MCF of Gas Reserves/Production
Reserve MCF
Production MCF
31,500,000
28,000,000
24,500,000
21,000,000
17,500,000
14,000,000
10,500,000
7,000,000
3,500,000
0
4,150,000
3,600,000
3,150,000
2,700,000
2,250,000
1,800,000
1,350,000
900,000
450,000
0
1998
1999
2000
2001
2002
Reserves
Production

Proved Developed Reserves	*Barrels of Oil*	*MCF of Gas*	*Proved Undeveloped Reserves*	*Barrels of Oil*	*MCF of Gas*
September 30, 1998	497,263	10,103,395	September 30, 1998	279,824	1,557,965
September 30, 1999	433,263	11,519,071	September 30, 1999	287,940	1,596,149
September 30, 2000	408,732	11,585,331	September 30, 2000	251,508	2,803,789
September 30, 2001	412,705	13,236,455	September 30, 2001	263,386	4,451,895
September 30, 2002	820,790	24,089,830	September 30, 2002	294,415	5,219,570

Total Proved Reserves	*Barrels of Oil*	*MCF of Gas*
September 30, 1998	777,087	11,661,320
September 30, 1999	721,203	13,115,220
September 30, 2000	660,240	14,389,120
September 30, 2001	676,091	17,688,350
September 30, 2002	1,115,205	29,309,400

Estimated future net cash flows:

	9-30-02	*9-30-01*	*9-30-00*	*9-30-99*	*9-30-98*
Proved Developed	$ 76,081,978	$ 25,797,780	$ 48,481,740	$ 33,049,035	$ 18,256,524
Proved Undeveloped	$ 18,576,677	$ 10,141,828	$ 16,604,661	$ 8,942,345	$ 4,868,946
Total Proved (1)	$ 94,654,650	$ 35,939,608	$ 65,086,401	$ 41,991,380	$ 23,125,470

10% Discounted present value of estimated future net cash flows:

	9-30-02	*9-30-01*	*9-30-00*	*9-30-99*	*9-30-98*
Proved Developed	$ 49,485,409	$ 17,533,672	$ 32,122,191	$ 22,066,753	$ 12,469,019
Proved Undeveloped	$ 11,868,812	$ 6,589,021	$ 11,417,769	$ 5,566,777	$ 2,929,190
Total Proved (1)	$ 61,354,221	$ 24,122,693	$ 43,539,960	$ 27,633,530	$ 15,398,209

(1) Before income taxes. Prices used for determining future cash flows from oil and natural gas were as follows: 2002 – $27.76, $3.12; 2001 – $24.03, $1.81; 2000 – $32.84, $3.96; 1999 – $23.29, $2.70; 1998 – $14.45, $1.63



Mineral Acreage

	Net Acres	Gross Acres	Net Acres Prod'g	Gross Acres Prod'g	Net Acres Leased	Gross Acres Leased	Net Acres Open	Gross Acres Open
AL	5	479					5	479
AR	10,050	44,320	1,065	2,519	157	880	8,828	40,921
CO	8,327	39,299	109	219			8,217	39,080
FL	6,924	13,849					6,924	13,849
ID	30	880					30	880
IL	1,068	4,979	33	260			1,035	4,719
IN	27	262					27	262
KS	3,122	11,976	120	960			3,002	11,016
LA	17	17					17	17
MO	355	430					355	430
MS	150	740					150	740
MT	1,008	17,947					1,008	17,947
NE	1,319	13,249			7	160	1,312	13,089
ND	11,179	64,286					11,179	64,286
NM	57,456	172,879	1,295	5,350	1,916	5,190	54,245	162,339
OK	112,842	875,717	27,838	195,491	3,221	28,331	81,783	651,895
OR	70	2,186					70	2,186
SD	1,825	9,300					1,825	9,300
TN	1,584	3,587					1,584	3,587
TX	42,467	352,348	6,737	73,445	290	2,815	35,440	276,088
UT	160	320					160	320
WA	50	298					50	298
TOTAL:	260,035	1,629,348	37,197	278,244	5,591	37,376	217,246	1,313,728

Minerals and Leasehold

During fiscal 2002, the Company significantly increased its fee mineral ownership through the acquisition of Wood Oil Company. Wood Oil Company minerals added 69,648 net mineral acres (393,567 gross) to Panhandle's 190,387 net mineral acres, representing an increase of 37%.

MINERAL ACREAGE

The above table of mineral interests owned reflects, as of September 30, 2002, in each respective state, the number of net and gross acres, net and gross producing acres, net and gross acres leased, and net and gross acres open (unleased).

LEASEHOLD

The acquisition of Wood Oil Company during the year caused a significant increase in leasehold acres. Leasehold increased 105% or 8,300 net acres to 16,183 acres. A total of 11,384 net acres or 70% were held by production.


2002
ANNUAL
REPORT

The Company made its largest acquisition in history when it signed an Agreement and Plan of Merger with Wood Oil Company on August 9, 2001. The actual closing of the acquisition was on October 1, 2001, the first day of fiscal 2002.

Prior to the merger, Wood was a privately held company engaged in oil and gas exploration and production and fee mineral ownership in Tulsa, Oklahoma. Wood's principal asset base included 69,648 acres of fee minerals and several thousand net leasehold acres, located primarily in Oklahoma and Texas. Wood owns non-operating working interests or royalty interests in approximately 2,000 producing wells. These wells had estimated net proven reserves of 13.1 billion cubic feet of natural gas equivalents on October 1, 2001. (At September 30, 2002, Wood's proven reserves had increased to 14.1 billion cubic feet of natural gas equivalents). Its assets also included ownership of an office building and interests in oil and gas and real estate partnerships. Wood is operated as a subsidiary of Panhandle.


Proven Reserves - MCFE
MCFE of Gas
36,000,000
32,000,000
28,000,000
24,000,000
20,000,000
16,000,000
12,000,000
8,000,000
4,000,000
0
1998
1999
2000
2001
2002

The adjusted purchase price was $22,603,886, which included working capital assumed of $4,195,764. Funding for the acquisition was provided by a five-year $20,000,000 bank term loan. $3,000,000 of Wood's cash was used to reduce Panhandle's debt on the date of closing.

The acquisition was accounted for as a purchase, accordingly, Wood's financial results are consolidated with Panhandle's in fiscal 2002.



Selected Financial Data

	Year Ended September 30,				
	2002	2001	2000	1999	1998
Revenues					
Oil and Gas Sales	$ 13,080,754	$ 12,546,055	$ 9,091,920	$ 5,077,240	$ 5,337,832
Lease Bonuses	41,497	17,991	82,030	10,773	44,269
Interest and Other	469,146	231,876	104,024	29,462	58,081
	13,591,397	12,795,922	9,277,974	5,117,475	5,440,182
Costs and Expenses					
Lease Operation Expenses & Production Taxes	3,001,449	1,771,789	1,458,935	96 3,804	961,929
Gen. and Admin.	2,263,908	1,689,426	1,450,241	1,164,745	1,099,636
Exploration Costs (A)	417,971	947,046	514,739	535,431	481,244
Depr.,Depl., Amort.	5,845,779	1,670,961	1,789,491	1,379,562	1,287,562
Provision for Impairment	1,116,234	848,535	262,998	357,891	149,851
Interest Expense	895,997	779	15,643	16,943	3,125
	13,541,338	6,928,536	5,492,047	4,418,376	3,983,347
Income Before Provision (Benefit) for Income Taxes	50,059	5,867,386	3,785,927	699,099	1,456,835
Provision (Benefit) for Income Taxes	(293,000)	1,600,000	925,000	(35,000)	142,000
Net Income	$ 343,059	$ 4,267,386	$ 2,860,927	$ 734,099	$ 1,314,835
Diluted Earnings per Share	$ .16	$ 2.05	$ 1.38	$ .36	$ .64
Dividends Declared per Share	$ .28	$ .35	$ .28	$ .27	$ .30
Weighted Average Shares Outstanding at Year-End					
(Basic)	2,067,872	2,060,109	2,055,470	2,047,507	2,039,292
(Diluted)	2,089,972	2,085,044	2,077,430	2,063,906	2,052,366
Net Cash Provided By Operating Activities	$ 7,481,195	$ 9,302,965	$ 5,366,066	$ 2,836,783	$ 3,458,521
Total Assets	$ 44,837,068	$ 25,279,684	$ 16,210,327	$ 13,263,877	$ 13,019,312
Long-Term Debt	$ 14,024,000	$ 4,050,000	$ 0	$ 0	$ 0
Shareholders' Equity	$ 16,953,294	$ 16,995,050	$ 13,353,814	$ 11,048,604	$ 10,804,243

All share or per share amounts, are adjusted for the effect of the 3-for-1 stock split which was effective May 7, 1999. (A) The Company uses the successful efforts method of accounting for its oil and gas activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements for 2002 and later periods are made throughout this document. Such statements represent estimates of management based on the Company's historical operating trends, its proven oil and gas reserves and other information currently available to management. The Company cautions that the forward-looking statements provided herein are subject to all the risks and uncertainties incident to the acquisition, development and marketing of, and exploration for oil and gas reserves. These risks include, but are not limited to, oil and natural gas price risk, environmental risk, drilling risk, reserve quantity risk and operations and production risks. For all the above reasons, actual results may vary materially from the forward-looking statements and there is no assurance that the assumptions used are necessarily the most likely to occur.

Cash Flow From Operations

Dollars

$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0

1998 1999 2000 2001 2002

GENERAL

The Company's principal line of business is the production and sale of its oil and natural gas reserves. Results of operations are dependent upon the quantity of production and the price obtained for such production. Prices received by the Company for the sale of its oil and natural gas have fluctuated significantly from period to period. Such fluctuations affect the Company's ability to maintain or increase its production from existing oil and gas properties and to explore, develop or acquire new properties.

The following table reflects certain operating data for the periods presented:

	For the Year Ended September 30,		
	2002	*2001*	*2000*
Production:			
Oil (bbls)	132,514	68,530	66,609
Gas (MCF)	3,897,084	2,208,238	2,454,844
Average Sales Price:			
Oil (per bbl)	$ 22.48	$ 28.16	$ 27.13
Gas (per MCF)	$ 2.59	$ 4.81	$ 3.03

RESULTS OF OPERATIONS 2002 COMPARED TO 2001

REVENUES

Total revenues increased 6% to $13,591,397 in 2002, compared to $12,795,922 in 2001. The increase was a direct result of increased sales volumes for both oil and natural gas offset by dramatically reduced sales prices for both oil and natural gas, as outlined in the table at right. The increased sales volume of both oil and natural gas is almost exclusively due to the addition of production from the Wood Oil acquisition properties. Wood Oil's production volumes were 1,582,277 MCF (94% of the gas volume increase) and 74,294 barrels (100% of the oil volume increase). The reduction in average sales price was simply the result of world market conditions for crude oil and natural gas prices returning to more sustainable price levels from the ultra high prices of certain months in fiscal 2001.

LEASE OPERATING EXPENSES AND PRODUCTION TAXES (LOE)

LOE increased $1,251,482 to $2,173,667 in 2002. 95% of the increase was due to LOE on the Wood acquisition properties. Gross production taxes are paid as a percentage of oil and gas sales revenues and thus fluctuate by increases in oil and gas sales revenues.

EXPLORATION COSTS

Exploration costs declined 56% in 2002 as fewer exploratory wells were drilled in 2002, thus reducing the chance of an exploratory well being a dry hole. Under the successful efforts accounting method dry holes are expensed as exploration costs.

DEPRECIATION, DEPLETION AND AMORTIZATION (DD&A)

DD&A increased 250% or $4,174,818 in 2002. The majority of the increase, $3,099,085, was DD&A on the Wood acquisition properties. The DD&A on these properties was calculated using the fair value of the properties which was assigned in the purchase accounting done at the acquisition date. In addition, a full year of DD&A on many wells completed late in 2001 was recognized in 2002. Drilling and completion costs in fiscal 2001 were extremely high as drilling rigs and completion equipment enjoyed high utilization rates during the year. These high costs were thus being amortized in 2002.

PROVISION FOR IMPAIRMENT

The provision for impairment increased 32% or $267,699 in 2002. The increase is due again to the high costs of drilling and equipping wells in 2001 coupled with disappointing reserves on several wells, resulting in impairment on those fields and several individual wells.

GENERAL AND ADMINISTRATIVE COSTS (G&A)

G&A increased $574,482 or 34% in 2002. The majority of the increase was due to G&A associated with Wood Oil and the three employees retained from Wood. Additionally one other employee was hired during 2002 and personnel related expenses (including salaries, payroll taxes, insurance expense and ESOP expense) increased during the year.

INTEREST EXPENSE

Interest expense increased by $895,218 in 2002. The increase is due to interest paid on the loan used to acquire Wood Oil. The acquisition was funded by a new $20,000,000 five-year term loan which requires monthly principal and interest payments. At September 30, 2002, the interest rate on the term loan was 4.5%.

PROVISION FOR INCOME TAXES

The provision for income taxes decreased in 2002 due to a much lower income before taxes. The Company continues to be able to utilize tax credits from production of "tight gas sands" natural gas and excess percentage depletion on its oil and gas properties. The effective tax rate was approximately 27% in 2001. The aggregate income tax benefit of $293,000 in 2002 was primarily a result of percentage depletion and "tight gas sands" credits, reducing the expected federal income tax expense by approximately $279,000.

OVERVIEW

The Company recorded net income of $343,059 in 2002, compared to net income of $4,267,386 in 2001. This decrease was the result of lower oil and natural gas sales prices and increased LOE, DD&A, impairment, G&A and interest expense. The increased expenses, for the most part, were a result of the Wood Oil acquisition.

2001 COMPARED TO 2000

REVENUES

Total revenues increased 38% to $12,795,922 in 2001 compared to $9,277,974 in 2000. The increase was due to a large increase in the average sales price for natural gas in 2001, offset somewhat by a 10% decrease in gas production volumes in 2001. The decreased sales volumes were principally due to decreased sales from the Potato Hills Field in southeast Oklahoma, as normal production decline takes place. Additionally, nationwide gas storage facilities filled quickly as summer approached, limiting demand for natural gas in the summer months.

LEASE OPERATING EXPENSES AND PRODUCTION TAXES (LOE)

LOE continues to increase each year as the Company increases the number of working interest wells in which it has an interest. The Company participated in a record number of working interest wells in 2001. Gross production taxes are paid as a percentage of oil and gas sales revenues and thus fluctuate by increases in oil and gas sales revenues.

EXPLORATION COSTS

Exploration costs increased $432,307 or 84% in 2001 as compared to 2000. The increased costs were primarily dry hole costs. As previously mentioned, the Company participated in a record number of wells in 2001, many of which were exploratory. As the Company utilizes the successful efforts method of accounting for oil and gas operations, dry holes resulted in the expensing of all costs associated with those wells.

DEPRECIATION, DEPLETION AND AMORTIZATION (DD&A)

DD&A declined $118,530 or 7% in 2001. The decline was principally due to decreased gas production volume in 2001, reducing the units of production DD&A on the Company's oil and gas properties.

GENERAL AND ADMINISTRATIVE COSTS (G&A)

G&A costs increased $239,185 in 2001. The increase was the result of the Company paying an investment banking firm $200,000 to provide an evaluation of the Company, strategic planning and other advice. In addition, personnel related expenses (including salaries, payroll taxes, insurance expenses and ESOP expenses) increased approximately $98,000 in 2001. These increases were offset by a reduction in 2001 G&A expense related to the Non-Employee Directors Deferred Compensation Plan ("the Plan"). This decrease was a result of the Company recognizing a charge to general and administrative expenses of approximately $175,000 to adjust the potential shares in the Plan to market price at September 30, 2000, versus a comparable charge to expense of approximately $31,000 for 2001. The Non-Employee directors have taken these potential shares rather than a cash payment for their director's fees.

PROVISION FOR INCOME TAXES

The provision for income taxes increased in 2001, due to a much larger income before taxes (as discussed above). The Company continued to be able to utilize tax credits from production of "tight gas sands" natural gas and excess percentage depletion on its oil and gas properties to reduce its tax liability, and an effective tax rate from the federal and state statutory rates. The effective tax rate was approximately 27% in 2001 and 24% in 2000.

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2002, the Company had a working capital deficit of $2,399,457 as compared to $1,044,334 at September 30, 2001.

The decrease is the result of the $3,996,000 current portion of the $20,000,000 term loan used to fund the acquisition of Wood Oil Company on October 1, 2001. Monthly payments on the term loan of $333,000 plus accrued interest began on December 1, 2001. Cash provided by operating activities was $7,481,195 for 2002, $9,302,965 for 2001 and $5,366,066 for 2000.

The Company's expenditures for oil and gas activities for 2002 amounted to $6,937,687, exclusive of the $15,229,466 used to acquire Wood Oil Company. In 2001, these expenditures amounted to $9,481,077 and in 2000 were $4,070,865. These expenditures are discretionary and increased in 2001 as prices for both oil and gas increased, causing a substantial increase in the number of wells being drilled, thus, increasing the actual costs of drilling and completing wells. The decrease in 2002 resulted from dramatically decreased oil and gas prices, thus causing an industry-wide reduction in the number of wells being drilled and reducing the costs of drilling and equipping wells.


Revenues
Dollars
$13,500,000
$12,000,000
$10,500,000
$9,000,000
$7,500,000
$6,000,000
$4,500,000
$3,000,000
$1,500,000
$0
1998
1999
2000
2001
2002

Historically, the Company has funded its capital expenditures, overhead expenditures and dividend payments from operating cash flow. With the addition of the monthly payments required on the term loan, the Company has utilized (as of December 4, 2002), $2,000,000 of the $5,000,000 line-of-credit to help fund these expenditures. Management expects to borrow additional funds under the line-of-credit during the coming fiscal year, as needs arise, to help fund drilling costs. Currently, cash provided from operating activities is expected to increase in 2003, as prices received for natural gas sales are projected to exceed the 2002 prices. However, capital expenditures are also projected to increase over the 2002 levels.

The Company has the potential availability of equity, which could be offered in a public or private placement, if additional capital is needed for capital expenditures or for debt reduction.

CRITICAL ACCOUNTING POLICIES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by the Company generally do not change the Company's reported cash flows or liquidity. Generally, accounting rules do not involve a selection among alternatives, but involve a selection of the appropriate policies for applying the basic principles. Interpretation of the existing rules must be done and judgments made on how the specifics of a given rule apply to the Company.

The more significant reporting areas impacted by management's judgments and estimates are crude oil and natural gas reserve estimation, impairment of assets and tax accruals. Management's judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates as additional information becomes known.

OIL AND GAS RESERVES

Of these judgments and estimates management considers the estimation of crude oil and natural gas reserves to be the most significant. Changes in crude oil and natural gas reserve estimates affect the Company's calculation of depreciation and depletion, provision for abandonment and assessment of the need for asset impairments. The Company's consulting engineer, with assistance from Company geologists, prepared estimates of crude oil and natural gas reserves based on available geologic and seismic data, reservoir pressure data, core analysis reports, well logs, analogous reservoir performance history, production data and other available sources of engineering, geological and geo-physical information. As required by the guidelines and definitions established by the Securities and Exchange Commission, these estimates are based on current crude oil and natural gas pricing. As previously discussed, crude oil and natural gas prices are volatile and largely affected by worldwide consumption and are outside the control of management. Projected future crude oil and natural gas pricing assumptions are used by management to prepare estimates of crude oil and natural gas reserves used in formulating managements overall operating decisions in the exploration and production segment.

SUCCESSFUL EFFORTS METHOD OF ACCOUNTING

The Company has elected to utilize the successful efforts method of accounting for its oil and gas exploration and development activities. Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as oil and gas is produced. The accounting method may yield significantly different operating results than the full cost method.

IMPAIRMENT OF ASSETS

All long-lived assets are monitored for potential impairment when circumstances indicate that the carrying value of the asset may be greater than its future net cash flows. The evaluations involve a significant amount of judgment since the results are based on estimated future events, such as inflation rates, future sales prices for oil and gas, future costs to produce these products, estimates of future oil and gas reserves to be recovered and the timing thereof, the economic and regulatory climates and other factors. The need to test a property for impairment may result from significant declines in sales prices or unfavorable adjustments to oil and gas reserves. Any assets held for sale are reviewed for impairment when the Company approves the plan to sell. Estimates of anticipated sales prices are highly judgmental and subject to material revision in future periods. Because of the uncertainty inherent in these factors, the Company cannot predict when or if future impairment charges will be recorded.

TAX ACCRUALS

The estimation of the amounts of income tax to be recorded by the Company involves interpretation of complex tax laws and regulations. Although the Company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

The above description of the Company's critical accounting policies is not intended to be an all-inclusive discussion of the uncertainties considered and estimates made by management in applying accounting principles and policies. Results may vary significantly if different policies were used or required and if new or different information becomes known to management.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's results of operations and operating cash flows are impacted by changes in market prices for oil and gas. Operations and cash flows are also impacted by changes in the market interest rates related to the revolving credit facility and the $20 million five-year term loan, both bearing interest at an annual variable interest rate equal to the national prime rate minus .25%. A one percent change in the prime interest rate would result in approximately a $180,000 change in annual interest expense.



Report of Independent Auditors
Board of Directors and Stockholders
Panhandle Royalty Company

We have audited the accompanying consolidated balance sheets of Panhandle Royalty Company (the Company) as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Panhandle Royalty Company at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Oklahoma City, Oklahoma
December 10, 2002


PANHANDLE
ROYALTY
COMPANY

Consolidated Balance Sheets

	September 30	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 242,836	$ 98,970
Oil and gas sales receivable	2,533,249	1,566,538
Income tax receivable	–	294,137
Prepaid expenses	5,709	4,552
Total current assets	2,781,794	1,964,197
Property and equipment at cost, based on successful efforts accounting:		
Producing oil and gas properties	58,697,095	34,737,546
Nonproducing oil and gas properties	9,754,336	6,384,332
Furniture and fixtures	360,784	287,268
	68,812,215	41,409,146
Less accumulated depreciation, depletion, and amortization	27,860,713	22,061,402
Net properties and equipment	40,951,502	19,347,744
Investment in partnerships	856,607	–
Escrow deposit and deferred costs related to Wood Oil acquisition	–	3,860,027
Other assets	247,157	107,716
Total assets	$ 44,837,060	$ 25,279,684
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 653,758	$ 478,580
Accrued liabilities:		
Deferred compensation	321,555	378,014
Interest	66,567	–
Other	133,308	63,269
Income taxes payable	10,063	–
Long-term debt due within one year	3,996,000	–
Total current liabilities	5,181,251	919,863
Long-term debt	14,024,000	4,050,000
Deferred income taxes	8,639,000	3,284,000
Other noncurrent liabilities	39,515	30,771
Stockholders' equity:		
Class A voting common stock, $.0333 par value; 6,000,000 shares authorized, 2,079,423 issued and outstanding (2,066,441 in 2001)	69,314	68,881
Capital in excess of par value	896,643	702,948
Retained earnings	15,987,337	16,223,221
Total stockholders' equity	16,953,294	16,995,050
Total liabilities and stockholders' equity	$ 44,837,060	$ 25,279,684

Consolidated Statements of Income

	Year ended September 30		
	2002	2001	2000
Revenues:			
Oil and gas sales	$ 13,080,754	$ 12,546,055	$ 9,091,920
Lease bonuses and rentals	41,497	17,991	82,030
Interest	36,743	47,141	17,689
Income from partnerships and other (Note 2)	432,403	184,735	86,335
	13,591,397	12,795,922	9,277,974
Costs and expenses:			
Lease operating expenses and production taxes	3,001,449	1,771,789	1,458,935
Exploration costs	417,971	947,046	514,739
Depreciation, depletion, and amortization	5,845,779	1,670,961	1,789,491
Provision for impairment	1,116,234	848,535	262,998
General and administrative	2,263,908	1,689,426	1,450,241
Interest expense	895,997	779	15,643
	13,541,338	6,928,536	5,492,047
Income before provision for income taxes	50,059	5,867,386	3,785,927
Provision (benefit) for income taxes	(293,000)	1,600,000	925,000
Net income	$ 343,059	$ 4,267,386	$ 2,860,927
Basic earnings per share	$ .17	$ 2.07	$ 1.39
Diluted earnings per share	$ .16	$ 2.05	$ 1.38


PANHANDLE
ROYALTY
COMPANY

Consolidated Statements of Stockholder's Equity

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balances at September 30, 1999	2,056,990	$68,566	$587,058	$10,392,980	$11,048,604
Purchase and cancellation of common shares	(3,368)	(112)	(70,798)	–	(70,910)
Issuance of common shares to ESOP	6,584	219	92,020	–	92,239
Dividends declared ($.28 per share)	–	–	–	(577,046)	(577,046)
Net income	–	–	–	2,860,927	2,860,927
Balances at September 30, 2000	2,060,206	68,673	608,280	12,676,861	13,353,814
Purchase and cancellation of common shares	(146)	(5)	(1,855)	–	(1,860)
Issuance of common shares to ESOP	6,381	213	96,523	–	96,736
Dividends declared ($.35 per share)	–	–	–	(721,026)	(721,026)
Net income	–	–	–	4,267,386	4,267,386
Balances at September 30, 2001	2,066,441	68,881	702,948	16,223,221	16,995,050
Purchases and cancellation of common shares	(291)	(10)	(4,100)	–	(4,110)
Issuance of common shares to ESOP	8,157	272	118,412	–	118,684
Issuance of common shares to directors for services	5,116	171	79,383	–	79,554
Dividends declared ($.28 per share)	–	–	–	(578,943)	(578,943)
Net income	–	–	–	343,059	343,059
Balances at September 30, 2002	2,079,423	$69,314	$896,643	$15,987,337	$16,953,294

Consolidated Statements of Cash Flows


2002
ANNUAL
REPORT

	Year ended September 30		
	2002	*2001*	*2000*
Operating Activities			
Net income	$ 343,059	$ 4,267,386	$ 2,860,927
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, amortization, and impairment	6,962,013	2,519,496	2,052,489
Deferred income taxes	(453,000)	1,444,000	271,000
Deferred lease bonus	8,744	30,771	–
Exploration costs	417,971	947,046	514,739
Gain on sale of assets	(179,037)	–	–
Equity in earnings of partnerships	(77,015)	–	–
Common stock issued to Employee Stock Ownership Plan	118,684	96,736	92,239
Cash provided (used) by changes in assets and liabilities, net of amounts acquired in Wood Oil acquisition:			
Oil and gas sales receivables	191,908	389,052	(821,437)
Income taxes receivable	415,810	(294,137)	–
Prepaid expenses	239,691	(735)	315
Accounts payable and accrued liabilities	(517,696)	152,677	192,795
Income taxes payable	10,063	(249,327)	202,999
Total adjustments	7,138,136	5,035,579	2,505,139
Net cash provided by operating activities	7,481,195	9,302,965	5,366,066
Investing Activities			
Capital expenditures, including dry hole costs	(6,967,767)	(9,486,994)	(4,089,851)
Acquisition of Wood, net of cash acquired	(15,229,466)	–	–
Distributions from partnerships	191,685	–	–
Investment in partnerships	(90,000)	–	–
Proceeds from sale of assets	1,371,272	–	–
Escrow deposit and payments related to Wood Oil acquisition	–	(3,860,027)	–
Net cash used in investing activities	(20,724,276)	(13,347,021)	(4,089,851)
Financing Activities			
Borrowings under debt agreement	18,100,000	4,050,000	500,000
Payments of loan principal	(4,130,000)	–	(500,000)
Purchase and cancellation of common shares	(4,110)	(1,860)	(70,910)
Payments of dividends	(578,943)	(721,026)	(602,600)
Net cash provided by (used in) financing activities	13,386,947	3,327,114	(673,510)
Increase (decrease) in cash and cash equivalents	143,866	(716,942)	602,705
Cash and cash equivalents at beginning of year	98,970	815,912	213,207
Cash and cash equivalents at end of year	$ 242,836	$ 98,970	$ 815,912
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 829,430	$ 36,798	$ 15,643
Income taxes paid, net of refunds received	(215,687)	699,464	451,167

September 30, 2002, 2001 and 2000

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Panhandle Royalty Company and its wholly owned subsidiaries after elimination of all material intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.

Oil and Gas Sales and Gas Imbalances

The Company sells oil and natural gas to various customers, recognizing revenues as oil and gas is produced and sold. The Company uses the sales method of accounting for gas imbalances in those circumstances where it has underproduced or overproduced its ownership percentage in a property. Under this method, a receivable or liability is recorded to the extent that an underproduced or overproduced position in a reservoir cannot be recouped through the production of remaining reserves. At September 30, 2002 and 2001, the Company had no material gas imbalances. Charges for gathering and transportation are included in lease operating expenses and production taxes.

Concentration of Credit Risk

Substantially all of the Company's accounts receivable are due from purchasers of oil and natural gas or operators of the oil and gas properties. Oil and natural gas sales are generally unsecured. The Company has not experienced significant credit losses in prior years and is not aware of any significant uncollectible accounts at September 30, 2002.

1. Summary of Significant Accounting Policies (continued)

Oil and Gas Producing Activities

The Company follows the successful efforts method of accounting for oil and gas producing activities. Intangible drilling and other costs of successful wells and development dry holes are capitalized and amortized. The costs of exploratory wells are initially capitalized, but charged against income if and when the well is determined to be nonproductive. Oil and gas mineral and leasehold costs are capitalized when incurred.

Depreciation, Depletion, Amortization, and Impairment

Depreciation, depletion, and amortization of the costs of producing oil and gas properties are generally computed using the units of production method primarily on a separate-property basis using proved reserves as estimated annually by an independent petroleum engineer. Depreciation of furniture and fixtures is computed using the straight-line method over estimated productive lives of five to eight years.

The Company has significant royalty interests in wells for which the Company does not share in the costs associated with the wells. Estimated costs of future dismantlement, restoration and abandonment of wells in which the Company owns a working interest are not expected to differ significantly from the estimated salvage value of equipment from such wells and, accordingly, no accrual of such costs is included in the accompanying consolidated financial statements. See Recently Issued Accounting Pronouncements.

Nonproducing oil and gas properties include nonproducing minerals, which have a net book value of $7,253,206 at September 30, 2002, consisting of perpetual ownership of mineral interests in several states, including Oklahoma, Texas and New Mexico. These costs are being amortized over a thirty-three year period using the straight-line method. An ultimate determination of whether these properties contain recoverable reserves in economical quantities is expected to be made within this time frame. Impairment of nonproducing oil and gas properties is recognized based on experience and management judgment.

In accordance with the provisions of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, the Company recognizes impairment losses for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows. The Company's oil and gas properties were reviewed for indicators of impairment on a field-by-field basis, resulting in the recognition of impairment provisions of $1,116,234, $848,535 and $262,998, respectively, for 2002, 2001 and 2000. The majority of the impairment recognized in these years relates to fields comprised of a small number of properties on which the Company does not expect sufficient future net cash flow to recover its carrying cost.

1. Summary of Significant Accounting Policies (continued)

Environmental Costs

Environmental liabilities, which historically have not been material, are recognized when it is probable that a loss has been incurred and the amount of that loss is reasonably estimable. Environmental liabilities, when accrued, are based upon estimates of expected future costs. At September 30, 2002, there were no such costs accrued.

Earnings Per Share of Common Stock

Basic earnings per share (EPS) is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares (see Note 5).

Fair Values of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, receivables, prepaid expenses, accounts payable, and accrued liabilities approximate their fair values due to the short maturity of these instruments. The fair value of Company's long-term debt approximates its carrying amount due to the variable interest rate on these borrowings.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method and the liability should be accreted to its face amount. The Company adopted SFAS No. 143 on October 1, 2002. The primary impact of this standard relates to oil and gas wells on which the Company has a legal obligation to plug and abandon the wells. Prior to SFAS No. 143, Company had not recorded an obligation for these plugging and abandonment costs due to its assumption that the salvage value of the surface equipment would offset the cost of dismantling the facilities and carrying out the necessary clean-up and reclamation activities. The adoption of SFAS No. 143 on October 1, 2002 resulted in a net increase to Property and Equipment and Retirement Obligations of approximately $325,000 and $250,000, respectively, as a result of the

1. Summary of Significant Accounting Policies (continued)

Company separately accounting for salvage values and recording the estimated fair value of its plugging and abandonment obligations on the balance sheet. The increase in expense resulting from the accretion of the asset retirement obligation and the depreciation of the additional capitalized well costs is expected to be substantially offset by the decrease in depreciation from the Company's consideration of the estimated salvage values in the calculation.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supercedes, with exceptions, SFAS No. 121. SFAS No. 144 was adopted by the Company on October 1, 2002. The adoption of SFAS No. 144 had no material impact on the Company's financial position or results of operations.

In June 2002, FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any material impact on its financial position or results of operations in the near term.

2. Acquisition of Wood Oil Company

On October 1, 2001, the Company acquired 100% of the outstanding common stock of Wood Oil Company (Wood). The acquisition was made pursuant to an Agreement and Plan of Merger among the Company, PHC, Inc. and Wood Oil Company, dated August 9, 2001. Wood merged with Panhandle's wholly owned subsidiary PHC, Inc., on October 1, 2001, with Wood being the surviving Company. Prior to the acquisition, Wood was a privately held company engaged in oil and gas exploration and production and fee mineral ownership and owned interests in certain oil and gas and real estate partnerships and owned an office building in Tulsa, Oklahoma. Subsequent to the acquisition, Wood has continued to operate as a subsidiary of Panhandle and personnel were moved to Oklahoma City in early 2002. Wood and its shareholders were unrelated parties to Panhandle.

The Company's decision to acquire Wood was the result of desired growth in the Company's asset base of producing oil and gas reserves and fee mineral acreage. Wood's oil and gas activity, fee minerals and operating philosophy, in general, had been very similar to the Company's.

Wood's mineral acreage ownership and leasehold position as well as its producing oil and gas properties are located in the same general areas as the Company's. In several cases, both companies owned interests in existing producing wells and several developing fields. The Company intends to actively pursue drilling opportunities on Wood's properties.


PANHANDLE
ROYALTY
COMPANY

2. Acquisition of Wood Oil Company (continued)

Funding for the acquisition was obtained from BancFirst of Oklahoma City, Oklahoma in the form of a $20 million five-year term loan. Three million of Wood's cash was used to reduce Panhandle's debt on the date of closing.

The operations of Wood, since October 1, 2001, are included in the accompanying financial statements.

The following table sets forth the allocation of the purchase price to the assets and liabilities acquired:

Cash	$ 3,759,000
Other current assets	1,260,000
Land and buildings held for sale	750,000
Oil and gas properties – proved	17,550,000
Minerals:	
Producing	925,000
Nonproducing	3,491,000
Other property and equipment	43,000
Investments in partnerships and other assets	1,731,000
Total assets acquired	29,509,000
Current liabilities	(853,000)
Deferred income taxes	(5,808,000)
Total liabilities assumed	(6,661,000)
Net assets acquired	$ 22,848,000

In April 2002, the Company sold the land and building and its interest in two partnerships resulting in net proceeds of approximately $1.4 million of which $800,000 were used to pay down long term debt. Other revenues in the accompanying income statement include a gain of $56,487 on the sale of the building and a gain of $122,550 on the sale of the two partnerships.

The following unaudited pro forma results of operations give effect to the acquisition as if consummated on October 1, 2000. The data reflects adjustments of the historical Wood results for depreciation and amortization of the property and equipment acquired, adjustments of expenses resulting from contractual requirements of the acquisition agreement, incremental interest expense relating to bank borrowing used to finance the purchase and income taxes. Total revenues for 2001 include non-recurring gains on asset sales of $2.1 million. The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable.

2. Acquisition of Wood Oil Company (continued)

The pro forma results of operations data does not purport to represent the results of operations that would have occurred had such transaction been consummated on October 1, 2000 or the Company's results of operation for any future date or period.

	Year ended September 30, 2001
Total revenues	$ 25,234,054
Net income	$ 8,927,780
Diluted earnings per share	$ 4.27

3. Income Taxes

The Company's provision for income taxes is detailed as follows:

	2002	*2001*	*2000*
Current:			
Federal	$ 150,000	$ 160,000	$ 647,000
State	10,000	(4,000)	7,000
	160,000	156,000	654,000
Deferred:			
Federal	(390,000)	1,232,000	244,000
State	(63,000)	212,000	27,000
	(453,000)	1,444,000	271,000
	$ (293,000)	$ 1,600,000	$ 925,000

The difference between the provision for income taxes and the amount which would result from the application of the federal statutory rate to income before provision for income taxes is analyzed below:

	2002	*2001*	*2000*
Provision for income taxes at statutory rate	$ 17,521	$ 2,053,587	$ 1,325,074
Percentage depletion	(201,600)	(559,668)	(368,687)
Tight-sands gas credits	(77,404)	(47,114)	(59,359)
State income taxes, net of federal benefit	(34,419)	141,099	22,125
Other	2,902	12,096	5,847
	$ (293,000)	$ 1,600,000	$ 925,000



3. Income Taxes (continued)

Deferred tax assets and liabilities, resulting from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, consist of the following:

	2002	*2001*
Deferred tax liabilities:		
Financial bases in excess of tax bases, including intangible drilling costs capitalized for financial purposes and expensed for tax purposes	$11,210,000	$ 4,029,000
Deferred tax assets:		
Percentage depletion and alternative minimum tax credit carryforwards	1,950,000	308,000
Financial charges which are deferred for tax purposes	621,000	437,000
	2,571,000	745,000
Net deferred tax liabilities	$ 8,639,000	$ 3,284,000

4. Long-Term Debt

Long-term debt consisted of the following at September 30:

	2002	*2001*
Revolving line of credit	$ 1,350,000	$ 4,050,000
Term loan	16,670,000	–
	18,020,000	4,050,000
Current maturities of long-term debt	3,996,000	–
	$14,024,000	$ 4,050,000

In October 2001, the Company entered into an amended and restated loan agreement with BancFirst of Oklahoma City, Oklahoma that provided a $20 million five-year term loan and extended the maturity date of the Company's existing $5 million revolving line of credit. Monthly principal payments on the term loan, which began in December 2001, are $333,000. Outstanding borrowings under the revolving line of credit are payable in full on December 31, 2003, unless extended. Interest is payable monthly under both instruments and is based on the national prime rate minus .25%

4. Long-Term Debt (continued)

Interest is payable monthly under both instruments and is based on the national prime rate minus .25% (aggregate of 4.5% at September 30, 2002). Borrowings under these agreements are secured by certain of the Company's oil and gas properties.

The total outstanding borrowings under both the term loan and the revolving line of credit may not exceed the borrowing base which is $25 million as of September 30, 2002. Subsequent determinations of the borrowing base are made semi-annually or whenever the bank, in its sole discretion, believes that there has been a material change in the value of the oil and gas properties. The loan agreement contains customary covenants which, among other things, require periodic financial and reserve reporting and limit the Company's incurrence of indebtedness, liens, dividends and acquisitions of treasury stock, and require the Company to maintain certain financial ratios.

The amount of required principal payments for the next five years as of September 30, 2002, are as follows: 2003–$3,996,000, 2004–$5,346,000, 2005–$3,996,000, 2006–$3,996,000, and 2007–$686,000.

5. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share. The Company's diluted earnings per share calculation takes into account certain shares that may be issued under the Non-Employee Directors' Deferred Compensation Plan (see Note 7).

	Year ended September 30,		
	2002	*2001*	*2000*
Numerator for primary and diluted earnings per share:			
Net income	$ 343,059	$ 4,267,386	$ 2,860,927
Denominator:			
For basic earnings per share—weighted average shares	2,067,872	2,060,109	2,055,470
Effect of potential diluted shares:			
Directors' deferred compensation shares	22,100	24,935	21,960
Denominator for diluted earnings per share—adjusted weighted average shares and potential shares	2,089,972	2,085,044	2,077,430
Basic earnings per share	$ .17	$ 2.07	$1.39
Diluted earnings per share	$ .16	$ 2.05	$1.38



6. Employee Stock Ownership Plan

The Company has an employee stock ownership plan that covers substantially all employees and is established to provide such employees with a retirement benefit. These benefits become fully vested after three years of employment. Contributions to the plan are at the discretion of the Board of Directors and can be made in cash (none in 2002, 2001 or 2000) or the Company's common stock. For contributions of common stock, the Company records as expense, the fair market value of the stock at the time of contribution. The 122,747 shares of the Company's common stock held by the plan as of September 30, 2002, are allocated to individual participant accounts, are included in the weighted average shares outstanding for purposes of earnings per share computations and receive dividends. Contributions to the plan consisted of:

Year	*Shares*	*Amount*
2002	8,157	$ 118,684
2001	6,381	$ 96,736
2000	6,584	$ 92,239

7. Deferred Compensation Plan for Directors

Effective November 1, 1994, the Company formed the Panhandle Royalty Company Deferred Compensation Plan for Non-Employee Directors (the Plan). The Plan provides that each eligible director can individually elect to receive shares of Company stock rather than cash for board meeting fees and board committee meeting fees. These shares are unissued and vest at the date of grant. The shares are credited to each director's deferred fee account at the fair market value of the stock at the date of grant and are adjusted for changes in market value subsequent thereto. Upon retirement, termination or death of the director, or upon change in control of the Company, the shares accrued under the Plan will be either issued to the director or may be converted to cash, at the director's discretion, for the fair market value of the shares on the conversion date as defined by the Plan. As of September 30, 2002, 22,100 shares (24,935 shares at September 30, 2001) are included in the Plan. The Company has accrued $321,555 at September 30, 2002 ($378,014 at September 30, 2001) in connection with the Plan ($23,095, $70,570 and $174,717 was charged to the results of operations for the years ended September 30, 2002, 2001 and 2000, respectively, and is included in general and administrative expense in the accompanying income statement).

8. Information on Oil and Gas Producing Activities

All oil and gas producing activities of the Company are conducted within the United States (principally Oklahoma and New Mexico) and represent substantially all of the business activities of the Company.

During 2002, 2001 and 2000 approximately 17%, 23% and 21%, respectively, of the Company's total revenues were derived from gas sales to ONEOK, Inc. The Company also has interests in a field of properties, the production on which accounted for approximately 12%, 15% and 15% of the Company's revenues in 2002, 2001 and 2000, respectively.

Aggregate Capitalized Costs

The aggregate amount of capitalized costs of oil and gas properties and related accumulated depreciation, depletion, and amortization as of September 30 is as follows:

	2002	*2001*
Producing properties	$ 58,697,095	$ 34,737,546
Nonproducing properties	9,754,336	6,384,332
	68,451,431	41,121,878
Accumulated depreciation, depletion and amortization	(27,583,242)	(21,813,974)
Net capitalized costs	$ 40,868,189	$ 19,307,904

Costs Incurred

During the reporting period, the Company incurred the following costs in oil and gas producing activities:

	2002	*2001*	*2000*
Property acquisition costs (A)	$ 219,306	$ 194,645	$ 528,691
Exploration costs	1,080,951	3,839,009	1,776,773
Development costs	5,637,430	5,447,423	1,765,401
	$ 6,937,687	$ 9,481,077	$ 4,070,865

(A) Excludes Wood Oil acquisition in 2002 as set forth in Note 2, the cost of which, net of cash acquired, was $15,229,466.



9. Supplementary Information on Oil and Gas Reserves (Unaudited)

The following unaudited information regarding the Company's oil and natural gas reserves is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission (SEC) and SFAS No. 69, *Disclosures About Oil and Gas Producing Activities.*

Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Because the Company's nonproducing mineral and leasehold interests consist of various small interests in numerous tracts located primarily in Oklahoma, New Mexico, and Texas, it is not economically feasible for the Company to provide estimates of all proved undeveloped reserves. The Company directs its independent petroleum engineering firm to include proved undeveloped reserves in certain areas of Oklahoma and New Mexico in the scope of properties which are evaluated for the Company.

The Company's net proved (including certain undeveloped reserves described above) oil and gas reserves, all of which are located in the United States, as of September 30, 2002, 2001, and 2000, have been estimated by Campbell & Associates, Inc., an independent petroleum engineering firm. All studies have been prepared in accordance with regulations prescribed by the Securities and Exchange Commission. The reserve estimates were based on economic and operating conditions existing at September 30, 2002, 2001, and 2000. Since the determination and valuation of proved reserves is a function of testing and estimation, the reserves presented should be expected to change as future information becomes available.

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Estimated Quantities of Proved Oil and Gas Reserves

Net quantities of proved, developed, and undeveloped oil and gas reserves are summarized as follows:

	Proved Reserves	
	Oil (Mbarrels)	*Gas (Mmcf)*
September 30, 1999	721	13,115
Revisions of previous estimates (1)	(81)	396
Purchases of reserves in place	6	147
Extensions and discoveries	81	3,186
Production	(67)	(2,455)
September 30, 2000	660	14,389
Revisions of previous estimates (1)	(47)	(2,178)
Extensions and discoveries	132	7,685
Production	(69)	(2,208)
September 30, 2001	676	17,688
Revisions of previous estimates	(38)	745
Purchases of reserves in place	487	9,712
Extensions and discoveries	123	5,061
Production	(133)	(3,897)
September 30, 2002	1,115	29,309

(1) Oil and gas revisions in 2001 are primarily related to those reserves that were uneconomical at the lower prices that existed at September 30, 2001. Gas revisions in 2000 are primarily related to those reserves that were economically recoverable at the higher prices that existed at September 30, 2000, which were not economically recoverable at prices existing at September 30, 1999. In 2000 and 1999, oil reserves were also revised downward due to a decline in production of certain New Mexico properties after being shut-in for several months in 1999 due to depressed oil prices.

	Proved Developed Reserves		*Proved Undeveloped Reserves*	
	Oil (Mbarrels)	*Gas (Mmcf)*	*Oil (Mbarrels)*	*Gas (Mmcf)*
September 30, 1999	433	11,519	288	1,596
September 30, 2000	409	11,585	251	2,804
September 30, 2001	413	13,236	263	4,452
September 30, 2002	821	24,090	294	5,220

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Standardized Measure of Discounted Future Net Cash Flows

Estimates of future cash flows from proved oil and gas reserves, based on current prices and costs, as of September 30 are shown in the following table. Estimated income taxes are calculated by (i) applying the appropriate year-end tax rates to the estimated future pretax net cash flows less depreciation of the tax basis of properties and statutory depletion allowances and (ii) reducing the amount in (i) for estimated tax credits to be realized in the future for gas produced from "tight-sands."

	2002	*2001*	*2000*
Future cash inflows	$ 123,668,010	$ 48,294,240	$ 78,668,350
Future production costs	25,022,170	9,355,230	12,308,320
Future development costs	3,991,185	2,999,402	1,273,629
Future net cash inflows before future income tax expenses	94,654,655	35,939,608	65,086,401
Future income tax expense	25,831,291	9,381,868	18,332,743
Future net cash flows	68,823,364	26,557,740	46,753,658
10% annual discount	24,878,417	8,927,795	15,892,344
Standardized measure of discounted future net cash flows	$ 43,944,947	$ 17,629,945	$ 30,861,314

Changes in the standardized measure of discounted future net cash flows are as follows:

	2002	*2001*	*2000*
Beginning of year	$ 17,629,945	$ 30,861,314	$ 20,071,898
Changes resulting from:			
Sales of oil and gas, net of production costs	(10,079,305)	(10,774,266)	(7,632,985)
Net change in sales prices and production costs	15,794,503	(17,851,098)	11,642,854
Net change in future development costs	(665,685)	(1,154,469)	(60,124)
Extensions and discoveries	10,313,163	10,190,264	8,886,844
Revisions of quantity estimates	885,028	(2,981,154)	(221,761)
Purchases of reserves-in-place	19,370,609	–	438,663
Accretion of discount	2,412,266	4,295,702	2,770,591
Net change in income taxes	(10,933,161)	6,185,986	(4,807,558)
Change in timing and other, net	(782,416)	(1,142,334)	(227,108)
Net change	26,315,002	(13,231,369)	10,789,416
End of year	$ 43,944,947	$ 17,629,945	$ 30,861,314


2002
ANNUAL
REPORT

10. Quarterly Results of Operations (Unaudited)

The following is a summary of the Company's unaudited quarterly results of operations.

	Fiscal 2002 - Quarter Ended			
	December 31	*March 31*	*June 30*	*September 30*
Revenues	$ 3,330,561	$ 2,745,824	$ 3,792,994	$ 3,722,018
Income (loss) before provision for income taxes	(102,237)	(397,025)	623,684	(74,363)
Net income (loss) (A)	(76,856)	(287,123)	453,684	253,354
Basic earnings (loss) per share	$ (.04)	$ (.14)	$ .22	$ .13
Diluted earnings (loss) per share	$ (.04)	$ (.14)	$ .22	$ .12

	Fiscal 2001 - Quarter Ended			
	December 31	*March 31*	*June 30*	*September 30*
Revenues	$ 3,474,221	$ 3,940,975	$ 2,918,603	$ 2,462,123
Income before provision for income taxes	1,561,911	2,374,071	1,367,935	563,469
Net income (A)	1,386,310	1,690,071	1,027,935	163,070
Basic earnings per share	$ .67	$ .82	$ .50	$ .08
Diluted earnings per share	$ .67	$ .82	$ .49	$ .08

(A) The quarters ended September 30, 2002 and 2001, reflect a change in estimate associated with the Company's income tax provision resulting from the determination of actual percentage depletion and tight sands gas credits available to reduce the Company's taxable income.


Oklahoma



Michael A. Cawley, H. Grant Swartzwelder, Ben D. Hare, E. Chris Kauffman, Jerry L. Smith, Robert A. Reece, H W Peace II



Board of Directors & Officers

BOARD OF DIRECTORS

Michael A. Cawley
Samuel Roberts
Noble Foundation, Inc.

Ben D. Hare
Cazador Enterprises, LLC
(effective as of 12/18/02)

E. Chris Kauffman
Campbell-Kauffman
Insurance Agency

H W Peace II
President and
Chief Executive Officer

Robert A. Reece
Attorney

Jerry L. Smith
Chairman of the Board
Smith Capital Corporation

H. Grant Swartzwelder
Petrogrowth Advisors

Form 10-K
A copy of the annual report to the Securities and Exchange Commission on Form 10-K is available upon request made to:

Michael C. Coffman, Secretary
Panhandle Royalty Company
5400 N. Grand Blvd., Suite 210
Oklahoma City, Oklahoma 73112

Phone: (405) 948-1560
Fax: (405) 948-2038
www.panra.com

OFFICERS

H W Peace II
President and Chief Executive Officer

Michael C. Coffman
Vice President
Chief Financial Officer
Secretary and Treasurer

Wanda C. Tucker
Vice President, Land

COUNSEL

Lon Foster III, PLLC
Attorney and Counselor at Law
Tulsa, Oklahoma

SUBSIDIARY

Wood Oil Company

STOCK EXCHANGE

National Association of Securities
Dealers Automatic Quotation Systems
NASDAQ Small-Cap Market
Symbol: PANRA

INDEPENDENT AUDITORS

Ernst & Young LLP
Oklahoma City, Oklahoma

STOCK TRANSFER & DIVIDEND PAYING AGENT

UMB Bank
Kansas City, Missouri



